SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 1 of 5

Aviva plc 2015
Preliminary Results Announcement
Mark Wilson, Group Chief Executive Officer, said:

"2015 was about stability and growth at Aviva, against a background of market volatility and uncertainty. Aviva is now a stronger and more focused business. We have completed the fix phase of our transformation."

"With a Solvency II ratio1 of 180% and a surplus1 of £9.7 billion, our balance sheet is one of the strongest and most resilient in the UK market. Over the last four years, we have tripled our economic capital surplus."

"The integration of the £6 billion Friends Life acquisition has gone faster and better than expected. We expect to achieve our target of £225 million integration synergies in 2016, one year ahead of schedule. After nine months, we have achieved run-rate synergies of £168 million and expect £1.2 billion of capital benefits, £400 million of which we have realised in 2015."

"Operating profits2,3 are up 20% to £2.7 billion, and value of new business increased 24%4,5, representing twelve consecutive quarters of growth. The combined ratio3 in our general insurance business improved to 94.6%, the best in nine years, despite the recent floods and Aviva Investors grew fund management profits by 33% to £105 million."

"Overall this is a highly satisfactory set of results and the Board has decided to increase the final dividend per share 15% to 14.05p."

"We enter 2016 from a position of strength. Our focus remains on transforming our business and delivering on our commitments."

Balance sheet
• Solvency II coverage ratio1 of 180%, with low sensitivity to a wide range of market stresses
• Internal loan plan complete; reduced from £5.8 billion to £1.5 billion at end of February 2016, ahead of target
• IFRS net asset value up 14% to 389p per share (FY14: 340p)
• Holding company liquidity £1.3 billion at end of February 2016 (February 2015: £1.1 billion)

Profit
• Operating profit2,3 up 20% to £2,665 million (FY14: £2,213 million)
• Operating EPS2,3 increased 2% to 49.2p (FY14: 48.3p) despite foreign exchange headwinds
• IFRS profit after tax £1,079 million (FY14: £1,738 million)

Cash
• Total dividend up 15% to 20.8p (FY14: 18.1p)
• Remittances £1,507 million (FY14: £1,431 million) and excess centre cash flow £699 million (FY14: £692 million) exclude C$230 million retained by Canada to part fund the acquisition of RBC General Insurance and £150 million paid by Friends UK to its parent company pre acquisition
• Unaudited Solvency II capital generation estimated at £2.7 billion in 2015
• Friends Life integration expected to provide £1.2 billion of capital benefits, leading to £1.0 billion of additional remittances over the next 3 years

Expenses
• £168 million of Friends Life integration run-rate synergies secured
• Run-rate synergy target of £225 million to be delivered in 2016, one year ahead of schedule
• Operating expense ratio2,3 1.1 percentage points lower at 50.0% (FY14: 51.1%)

Growth
• Value of new business (VNB) up 24%4,5 to £1,192 million (FY14: £1,005 million), with twelve consecutive quarters of growth
• General insurance distribution expanded via RBC General Insurance, Homeserve, and TSB
• Aviva Investors flagship AIMS funds AUM reached £3.0 billion

Combined operating ratio
• Combined operating ratio3 (COR) improved 1.1 percentage points to 94.6% (FY14: 95.7%)
• UK COR3 steady at 95.1% (FY14: 94.8%) despite the £132 million cost of December floods
• Canada improved to 93.8% (FY14: 96.1%) and Europe COR improved to 95.4% (FY14: 97.7%)

1 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group Solvency Capital Requirement (‘SCR’) and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) – these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.
2 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.
3 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
5 On a constant currency basis.

Cash

	Cash remitted to Group			Operating capital generation
	2015 £m	2014 £m	Sterling% change	2015 £m	2014 £m	Sterling% change
United Kingdom & Ireland Life	667	437	53%	1,465	888	65%
United Kingdom & Ireland General Insurance & Health1	358	294	22%	370	425	(13)%
Europe	431	473	(9)%	424	499	(15)%
Canada2	6	138	(96)%	154	136	13%
Asia and Other	45	89	(49)%	114	(8)	-
Total	1,507	1,431	5%	2,527	1,940	30%

Operating profit: IFRS basis

	2015 £m	Restated3 2014 £m	Sterling% change
Life business	2,419	2,019	20%
General insurance and health4	765	808	(5)%
Fund management	106	86	23%
Other*	(625)	(700)	11%
Operating profit before tax4	2,665	2,213	20%

Operating earnings per share4 **	49.2p	48.3p	2%

* Includes other operations, corporate centre costs and group debt and other interest costs.
** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax).

Expenses

	2015 £m	2014 £m	Sterling% change
Operating expenses	3,030	2,795	8%
Integration & restructuring costs	379	140	-
Expense base	3,409	2,935	16%

Operating expense ratio3	50.0%	51.1%	(1.1)pp

Value of new business

	2015 £m	2014 £m	Sterling % change5	Constant currency % change5
United Kingdom & Ireland	625	482	30%	30%
France	198	205	(4)%	7%
Poland6	65	64	2%	13%
Italy6	79	63	26%	40%
Spain6	31	30	5%	17%
Turkey	27	30	(10)%	4%
Asia6	151	122	23%	22%
Aviva Investors	16	9	79%	79%
Value of new business6	1,192	1,005	19%	24%

General insurance combined operating ratio

	2015	2014	Change
United Kingdom & Ireland4	95.0%	94.9%	0.1pp
Europe	95.4%	97.7%	(2.3)pp
Canada	93.8%	96.1%	(2.3)pp
General insurance combined operating ratio4	94.6%	95.7%	(1.1)pp

IFRS profit after tax

	2015 £m	2014 £m	Sterling% change
IFRS profit after tax	1,079	1,738	(38)%

Dividend

	2015	2014	Sterling% change
Final dividend per share	14.05p	12.25p	15%
Total dividend per share	20.80p	18.10p	15%

Capital position

	2015	2014	Sterling% change
Estimated Solvency II cover ratio7	180%
Estimated economic capital surplus8	£11.6bn	£8.0bn	45%
Estimated IGD solvency surplus8	£6.0bn	£3.2bn	88%
IFRS net asset value per share	389p	340p	14%
MCEV net asset value per share9	515p	527p	(2)%

1 Cash remittances include amounts of £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity and £273 million received from UKGI in February 2015 in respect of 2014 activity.

2 CAD$230 million in respect of 2015 activity has been retained at the Canadian holding company in order to part-fund the proposed RBC General Insurance Company acquisition.
3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

4 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
5 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
7 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

8 The economic capital and IGD solvency surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

9 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles. No allowance for the impact of Solvency II has been made as permitted by the additional guidance issued in October 2015 by the European Insurance CFO Forum.

Group Chief Executive Officer's Report

Overview
Aviva enters 2016 from a position of strength. Our Solvency II coverage ratio1 is 180% and our capital position has low sensitivity to market stress.

Operating EPS2,3 increased 2% to 49.2p (FY14: 48.3p) despite foreign exchange headwinds. In our life insurance business, VNB was 24%4,5 higher and we have now achieved twelve consecutive quarters of growth. In general insurance, our combined operating ratio3 improved by 1.1 percentage points to 94.6%. We have increased our total dividend by 15% in 2015 to 20.8p (FY14: 18.1p).

The integration of Friends Life is ahead of schedule. At the end of 2015, we have delivered £168 million of run-rate savings, and we expect to achieve the targeted £225 million of Friends Life integration synergies by the end of 2016, one year earlier than our original plan.

2015 was a year where we delivered on key commitments. Our focus is on maintaining consistent improvement in operating profits and dividends, in line with our cash flow plus growth investment thesis.

Solvency II • 180% coverage ratio1, with low sensitivity
Our Solvency II coverage ratio1 is 180%, at the top end of our working range.

Resilience is a key feature of our Solvency II capital position. We are prudently positioned in terms of credit and interest rate risk, we use hedging to mitigate market volatility and in 2015, we took a number of actions to reduce our risk exposures in commercial mortgages and general insurance legacy reserves. As a result, our Solvency II coverage ratio has modest levels of sensitivity to a wide range of market stresses.

We have a secure balance sheet and this provides a strong foundation for the Group to execute its business plans and maintain an attractive and sustainable dividend profile for shareholders.

Friends Life integration • Integration ahead of schedule • £1.2 billion capital benefits
The acquisition of Friends Life was completed on 10 April 2015. We have made highly satisfactory progress on integration. At the end of 2015, we had secured £168 million of run-rate synergies. We expect to achieve the remainder of our £225 million run-rate synergy target by the end of 2016, one year ahead of schedule.

The integration is expected to give rise to £1.2 billion of capital benefits, £400 million of which were achieved in 2015. As a result of these actions, we expect the UK Life business to make £1 billion of additional remittances over the next three years, enhancing the liquidity profile of the Group and facilitating the reallocation of capital towards our high returning or fast growing businesses.

Operating Profit2,3 • Operating profit increased 20% to £2,665 million • Operating EPS2,3 rose 2% to 49.2p
Operating profit increased 20% to £2,665 million (FY14: £2,213 million). The contribution from Friends Life (£554 million) and underlying growth (£103 million) more than offset headwinds from foreign exchange movements (£117 million) and a reduction in one-off items. Operating EPS2,3 rose 2% to 49.2p (FY14: 48.3p) after allowing for the dilutive impact of the Friends Life share issuance.

Life insurance operating profits increased 20% to £2,419 million (FY14: £2,019 million), principally driven by the contribution from Friends Life and despite adverse foreign exchange movements and lower levels of one-offs.

In general insurance and health, operating profits fell 5% to £765 million (FY14: £808 million). This reflected a £81 million decline in investment income, of which £41 million arose from the reduction in the internal loan balance, which nets off at the Group level. The underwriting profit of £374 million (FY14: £341 million) benefitted from good cost control and improved prior year development.

Aviva Investors delivered fund management operating profits of £105 million in 2015, up 33% (FY14: £79 million).

1 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

2 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

3 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
5 On a constant currency basis.

Cash flow • Remittances totalled £1,507 million
Increasing the level of remittances from business units up to Group remains a key focus, as this drives our capacity to pay dividends and provides strategic and capital flexibility.

In 2015, total remittances were £1,507 million (FY14: £1,431 million) and excess centre cash flow was £699 million (FY14: £692 million). Both the remittance and excess centre cash figures in 2015 exclude C$230 million of planned dividends that were retained by the Canadian business to part fund the acquisition of RBC General Insurance and £150 million of remittances paid by Friends UK to its parent company prior to acquisition.

After making pro forma adjustments for the impact of the Friends Life acquisition, we estimate our unaudited Solvency II capital generation was £2.7 billion in 2015. This figure was supported by underlying generation and management actions, partially offset by negative investment variances.

Life insurance (value of new business)4 • VNB up 24%5
In 2015, our value of new business (VNB) increased 24%5 to £1,192 million. Excluding the impact of Friends Life, growth in VNB was 14%5. We continue to make positive progress on mix, with protection accounting for 39% of Group VNB (FY14: 35%).

In UK Life, the total VNB including Friends Life increased 29% to £609 million (FY14: £473 million) despite regulatory challenges. We continue to see positive trends in new business mix, with protection VNB up 64% and pensions and platforms VNB up 41%.

VNB from Europe increased 14% in constant currency but this growth was eroded by foreign exchange headwinds, resulting in a relatively flat headline result. Italy was the standout performer in Europe with 40%5 growth in VNB driven by the success of our less capital intensive product suite.

Asia increased VNB 22%5 to £151 million (FY14: £122 million). Strong progress continues to be delivered in both China and Singapore, where VNB increased 31%5 and 19%5 respectively. The contribution to VNB from DBS was £28 million.

General insurance3 • COR 94.6%
The Group combined operating ratio (COR) improved by 1.1 percentage points to 94.6% (FY14: 95.7%) reflecting a 1.6 percentage points improvement in our commission and expense ratio to 30.1% (FY14: 31.7%) and increase in positive prior year development to 3.2% (FY14: 1.6%).

Consistency is a key feature of our general insurance operating performance. Our largest general insurance businesses in the UK, Canada, France, Ireland and Italy all delivered a COR below 96%.

In line with our strategy of rebalancing our portfolio and allocating capital to our stronger businesses, in January 2016, we announced the acquisition of RBC General Insurance Company in Canada. This will consolidate Aviva's position as a leading general insurer in Canada and provides diversification of distribution. We also entered into arrangements with Homeserve and TSB in the UK.

Our general insurance business continues to play an important role in supporting our customers in times of need. We acted quickly to help our customers impacted by the recent UK floods and assisted 200 families with alternative accommodation.

Fund management - Aviva Investors • Operating profit £105 million • AIMS fund range AUM £3 billion
Fund management is core to our True Customer Composite strategy and we have made strong progress during 2015. Our flagship AIMS fund range has delivered strong returns and has outperformed peers. At the end of 2015, AIMS had accumulated £3.0 billion of assets under management (AUM).

The £105 million fund management operating profit delivered by Aviva Investors in 2015 is an important milestone. However, it is still early days for the Aviva Investors business and we expect the continuation of strong flows into higher margin external mandates to underpin growth. We will also benefit from the transfer of £45 billion of AUM into Aviva Investors as part of the integration of Friends Life.

3 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
4 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
5 On a constant currency basis.

Digital • Digital strategy progressing at pace
Digital is crucial to our future success. It is increasingly how our customers want to deal with us and we want to lead the market in this area. In 2015, we saw 27 million visits to our UK website, an increase of 35%. Within this, 10 million website visits were made from mobiles and tablets, up 79% over the prior year.

Our digital strategy has progressed at pace in 2015. In the UK, we have moved toward a full composite offering, having launched our investment platform, expanded protection and health essentials propositions. Our digital garage in Hoxton is fully operational and we opened a second location in Singapore.

Looking forward, our focus is on delivering a substantial increase in MyAviva registrations. Our testing tells us that MyAviva users are three times more likely to hold multiple Aviva products and some of our early work points to significant upside potential for operating margins from this channel. MyAviva is live and operational in the UK, France and Italy and we expect to roll it out to at least 3 additional markets this year.

Outlook
We have come a long way from the "old Aviva". Today, Aviva is committed to maintaining a strong and stable balance sheet that has low sensitivity to market stress, and possessing a smaller collection of stronger businesses, where our ambition is to be world class.

We recognise that the best way to demonstrate the quality of our core businesses is to deliver consistent progression of profits, cash flows and dividends. To achieve this, we will maintain our focus on expenses and business mix improvement, reallocate capital towards businesses with superior returns and continue to prioritise investment in digital to deepen and broaden our customer relationships.

With our strong financial position, we can focus on providing customers with the very best of life, general and health insurance and asset management, through the convenience of our digital channels. Our focus remains on transforming our business and delivering on our commitments.

Mark Wilson
Group Chief Executive Officer

Chief Financial Officer's Report

Overview
In 2015 we successfully navigated regulatory change and turbulent external conditions to deliver a stronger, cleaner balance sheet and continued operating momentum.

Under the new Solvency II capital rules, we ended the year with an estimated £9.7 billion surplus1, which translates to a 180% cover ratio1, at the top end of our working range. Our transition to Solvency II has avoided surprises and sudden changes. Aviva strengthened the methodology of its economic capital models over the course of the year, resulting in what we believe to be a conservatively stated cover ratio under both our economic capital model (181%)2 and the new rules (180%)1.

We have benefitted from the £6 billion acquisition of Friends Life in April 2015. IFRS net asset value per share (NAV) increased 14% to 389p at year end, largely as a result of this acquisition. We are ahead of schedule on the integration, and expect to realise the £225 million of run-rate synergies by the end of 2016 - a year ahead of schedule.

In 2015, operating profit3,4 increased 20% to £2,665 million, with a significant contribution from Friends Life. Operating earnings per share3,4 (EPS) increased 2% to 49.2p, after the dilutive impact of issuing shares to fund the Friends Life acquisition. Weighted average shares outstanding for the year were 3,741 million, up 27% from 2,943 million in 2014. In 2016 the full impact of the Friends Life acquisition will affect Aviva, with year end 2015 shares outstanding of 4,048 million.

Operating profit3,4 after integration and restructuring costs was up 10% from £2,073 million to £2,286 million. Integration and restructuring costs were much higher in 2015, at £379 million reflecting the Friends Life acquisition, Solvency II costs and other restructuring, primarily in the UK. IFRS profit after tax, after economic variances and the expense of amortising acquired value of in-force (AVIF), was down 38% to £1,079 million from £1,738 million.

Excess centre cash flow of £699 million in 2015 did not show improvement from the £692 million in 2014, but this also reflects our decision to retain cash in Canada, rather than pay a planned dividend, to partly fund the proposed acquisition of Royal Bank of Canada General Insurance Company.

Based on our overall stronger capital, cash flow and liquidity position this year, we increased the shareholder total dividend by 15% to 20.8p, following last year's 21% increase to 18.1p.

Balance Sheet
In addition to transitioning to Solvency II at year end, during 2015 we took a number of steps to reduce risk and free up under-utilised capital, further improving our balance sheet.

In UK Life, we sold £2.2 billion of non-core commercial mortgages. As a result, the average mortgage loan-to-value ratio in our portfolio decreased 24 points from 85% a year ago to 61% at 31 December 2015. In UK general insurance we transferred out £0.7 billion of latent exposures by purchasing an adverse development cover. We also undertook additional equity and credit risk hedging activity during the year, which has moderated the impact of recent market volatility on our capital position.

Through a series of non-cash and cash actions, we reduced the balance of the intercompany loan between our main UK general insurance legal entity, Aviva Insurance Limited, and the Group, from £2.8 billion as at the end of February 2015 down to £1.5 billion as at the end of February 2016, below our target of £2.2 billion. Further reductions are possible, but none are planned or considered necessary at this point.

Our external debt leverage improved slightly from 28% to 27% on an S&P basis. It remains under the 30% threshold commensurate with an AA rating, which continues to be our target for debt leverage.

Liquidity at the centre is £1.3 billion as at the end of February 2016 (February 2015: £1.1 billion) and within our risk appetite. We took steps during the year to further develop our internal reinsurance company, domiciled in the UK, to enhance our future capital and liquidity management.

1 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

2 The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

4 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.

Business Unit Performance
In UK and Ireland life, operating profit3 increased by 37% to £1,432 million (FY14: £1,049 million). Friends UK contributed £358 million of the £383 million increase in operating profit, with underlying growth constrained by a lower level of one-offs and management actions. The UK and Ireland life business contributed value of new business (VNB) of £625 million (FY14: £482 million). Operating expenses were £815 million in 2015, up from £565 million in 2014. Excluding Friends UK, the UK Life business reduced expenses by 5% while Ireland Life expenses fell by 25%. Remittances from UK and Ireland Life totalled £667 million (FY14: £437 million).

Our UK and Ireland general insurance and health business delivered operating profit4 of £430 million (FY14: £499 million). The main driver of the fall in operating profit was a decline in investment return, primarily reflecting the reduction in the intercompany loan balance. The combined operating ratio4 (COR) was broadly stable at 95.0% (FY14: 94.9%), with heightened weather losses associated with the UK floods offset by a 3.4 percentage points improvement in the commission and expense ratio and higher levels of prior year reserve releases. General insurance net written premiums4 increased 1% to £3,967 million (FY14: £3,935 million). Remittances from UK and Ireland general insurance and health increased 22% to £358 million (FY14: £294 million).

Life, general insurance and health operating profit3 from our European business was £880 million (FY14: £995 million). Of the £115 million reduction in operating profit, £101 million was caused by foreign exchange movements while the year to year comparisons are further clouded by disposals (Eurovita, CxG and Turkey GI) and a one-off benefit in 2014 arising from regulatory changes in Poland. Excluding these effects, underlying profit rose 5%. VNB excluding the disposed entities increased 14% in constant currency terms to £400 million. In general insurance, the COR improved by 0.6 percentage points to 95.4% (FY14: 96.0%5) due to better weather experience in France and favourable prior year reserve development in Italy.

Our Canada general insurance business achieved a strong rebound in operating profits to £214 million (FY14: £189 million). The COR improved to 93.8% (FY14: 96.1%) due to improved weather experience and higher prior year reserve releases from personal lines. Operating expenses increased by 1% in constant currency terms, though this was linked to the 4% constant currency increase in gross written premiums - the commission and expense ratio fell by 0.1 percentage point to 30.5% (FY14: 30.6%).

Aviva Investors fund management delivered operating profit of £105 million (FY14: £79 million). This included a £9 million contribution from Friends Life Investments though this is expected to expand in 2016 following the on-boarding of £45 billion of assets from external managers as part of the integration. Operating expenses increased to £345 million (FY14: £298 million) as a result of the impact of Friends Life and investments made in developing the business.

Life, general insurance and health operating profit from our Asian business was £238 million (FY14: £85 million), of which £151 million was contributed by Friends Provident International (FPI). VNB5 increased to £151 million (FY14: £122 million) with strong growth achieved in both Singapore and China as a result of the continued shift towards protection products.

Efficiency gains
We hit our operating expense ratio target of 50% in 2015, a year earlier than expected. On a constant currency basis and excluding Friends Life, operating expenses reduced by 1%. In our business segments, our expense ratios improved in general insurance to 13.9% (FY14: 14.8%) and in health to 14.5% (FY14: 15.7%). However, the impact of the Friends Life acquisition increased the life insurance expense ratio3 for the life segment to 32.2% (FY14: 29.7%). We expect to achieve more efficiency gains in UK Life over the next few years. Operating expenses have increased in Aviva Investors and Asia as we have funded growth in those businesses and our group expenses include a significant investment in digital.

Having achieved an overall operating expense ratio of 50%, we are shifting our focus more toward improving the segmental expense ratios across all our businesses. The overall Group ratio will be in part a function of our business mix. General insurance, health insurance and fund management tend to raise the overall Group ratio, so as we reallocate resources to those businesses, the overall Group expense ratio may rise. But so should profits and capital generation. We continue to believe that there is more room to rationalise our property, IT, overhead and other costs, especially in the UK and the Group centre.

3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

4 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
5 Europe excludes Eurovita, CxG and Turkey GI and Asia excludes South Korea.

Capital generation
In 2015, operating capital generation (OCG) was £2.5 billion (FY14: £1.9 billion) under the former regulatory capital regime. This no longer drives our capital management policies, and we will not report this figure in the future. It is also not directly comparable to our economic surplus generation (ESG) under the new Solvency II capital rules.

Although Solvency II did not apply during 2015, we estimate, based on unaudited figures, that Aviva generated approximately £2.7 billion of economic surplus in 2015, primarily from management actions and operating activity, partly offset by adverse economic variances. This figure is before dividends paid, centre costs and external interest paid, and excludes the impact of both hybrid debt financing in 2015 and the impact of the Friends Life acquisition.

We expect to realise a further £0.8 billion of capital benefits in UK Life, with liquidity benefits to follow. This should enable UK Life to remit an extra £1 billion of cash, over and above its normal level of remittances, to the Group centre over the next three years. We expect to reallocate and reinvest some of this cash to support growth in other business units. The actions to achieve these capital benefits include Part VII transfers to combine our UK Life business (subject to PRA and court approvals), moving Friends Life to an internal model, Solvency II optimisation and hedging of the Friends Life business.

Since our Solvency II model application was approved in December, we have turned our attention to optimising our business. We start with a Solvency II cover ratio1 of 180% to begin the year. Additional management actions and operating activities should enable us to add 5 to 10 points to this ratio in 2016 after paying a progressive dividend and before the impact of economic variances.

Dividend policy
Our commitment is to deliver on the Aviva investment thesis of cash flow plus growth. After rebasing the shareholder dividend in 2013, we have increased it by 21% and 15% over the last two years. This rate of increase exceeds our return on equity and our rate of reinvestment in the business, so we expect dividend increases to moderate in the future.

In 2014 our dividend cover was 2.7x3 and our payout ratio was 37.5%. In 2015 we improved this to a payout ratio of 42.3% with a cover ratio of 2.4x. As we reduce spending on Solvency II costs, integration and other restructuring costs in the coming years, this cover ratio should move towards our target of approximately 2:1 coverage.

This cover ratio target is neither a floor nor a ceiling. Rather, it indicates a balance between yield and growth over time, seeking to pay out approximately 50% of operating EPS as a current dividend. Accordingly, once we reach our target coverage ratio, dividend growth will more closely align to our growth of operating EPS and economic surplus generation.

Aviva plans on delivering stable, secure dividend growth for many years to come. Our capital generation may be uneven over time, and we may extract capital from businesses or product lines that do not make the cut under our "Not Everywhere" focus on excellence. In that case, we will consider a range of options including reinvesting in our business and additional distributions to shareholders. The potential for additional distributions will also depend on economic conditions, our view of markets, and having excess capital and liquidity. We are not there yet.

1 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Future Earnings Growth
We now have strong businesses backed by a stronger balance sheet. In 2016, our focus will be on Solvency II optimisation and increasing operating profit after integration and restructuring costs.

Based on our current positioning, and subject to all the usual caveats about weather and economic conditions, we would normally expect Aviva's operating EPS to average in the mid-single digit growth rates annually. In 2016 operating EPS will suffer the dilutive impact of a full year of shares outstanding from the Friends Life acquisition, which closed 10 April 2015.

To deliver earnings growth and increase economic surplus generation, management will prioritise (1) additional expense efficiencies in all our markets, (2) business mix shift to less capital intensive products, (3) realising volume and margin benefits from our True Customer Composite and Digital strategies, (4) reallocating capital, (5) Solvency II optimisation, and (6) growth in Aviva Investors and our growth markets of Poland, Turkey and Asia. We are not satisfied with normal results, and will keep repositioning Aviva to outperform.

Financial reporting
In November 2014, the Financial Conduct Authority removed the requirement in the Disclosure and Transparency Rules to publish quarterly interim management statements (IMS). After careful consideration, the Board has determined that Aviva should no longer provide IMS disclosures for 1Q and 3Q, with immediate effect.

Thomas D. Stoddard
Chief Financial Officer

Notes to editors
All comparators are for the full year 2014 position unless otherwise stated.

Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 December 2015. The average rates employed in this announcement are 1 euro = £0.72 (12 months to 31 December 2014: 1 euro = £0.81) and CAD$1 = £0.51 (12 months to 31 December 2014: CAD$1 = £0.55).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the announcement include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the referendum on UK membership of the European Union; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long-term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; regulatory approval of extension of use of the Group's internal model for calculation of regulatory capital under the European Union's Solvency II rules; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events (including cyber attack); risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 16 March 2015 and also the risk factors contained in the Euro Note Programme prospectus published on 1 May 2015. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Chris Esson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Presentation slides: 07:00 hrs GMT www.aviva.com Real time media conference call: 07:30 hrs GMT Analyst presentation: 08:30 hrs GMT Live webcast: 08:30 hrs GMT http://www.avivawebcast.com/prelim2015/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary